ALLIED GOLD LIMITED

ACN 104 855 067

24 February 2009

Company Announcements Office
Australian Stock Exchange Ltd

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services."

PRESS RELEASE

SUCCESSFUL PLACEMENT TO RAISE $30.75m

- **Oversubscribed placement of 61.5 million shares to raise $30.75 million**
- **Funds to be used for early debt retirement of original Simberi Project Financing**
- **Engineering firm to start 100,000ozpa Sulphide Expansion feasibility study**
- **Fast tracking of Oxide Plant optimisations to further reduce costs and enhance throughput**
- **Simberi exploration program to be accelerated**
- **Operations continue to meet management forecasts with record monthly gold sales in January**

The Board of Allied Gold is pleased to advise that it is finalising a placement of approximately 61.5M new Ordinary Shares at $0.50 to raise approximately AUD$30.75M. The placement, representing approximately 15% of the Company's shares on issue prior to the placement will be made to sophisticated investors. The placement falls within the company's 15% placement capacity as set out in ASX Listing Rule 7.1.

Subscribers to the placement include many existing institutional shareholders, predominately based in the UK, and two global institutional gold funds which are new to the Allied Gold share register. Allied Gold continues to attract to its share register high calibre institutional investors, reflecting continued confidence in the quality of the underlying assets and management of the company.

The placement was managed by Allied Gold in conjunction with Mirabaud Securities in the UK and Evans and Partners in Australia. The placement was significantly over subscribed, reflecting strong investor confidence in Allied Gold's Simberi Gold Project and the positive outlook for the gold sector.

The proceeds of the placing will be used to fund several initiatives at Simberi, as detailed in the December 2008 quarterly activities report, namely to:

- Early retirement of the original Simberi Oxide project financing debt facility.
- Accelerate the feasibility study for the Simberi Island sulphide expansion initiative being considered by Allied Gold.
- Continue to accelerate the drilling program relating to the sulphide expansion feasibility as well as other existing exploration programs with the purchase of additional drilling rig equipment.
- Commence capital initiatives to optimise the gold production process and throughput and reduce the operating costs of the operation.

Update on Operating Activities

Over the months of January and February Allied Gold has continued to produce gold in line with the expected production profile. Gold sales in January achieved a company record of 8,670oz sold during the month. All sales for January were sold into the spot market realising in excess of A$1,200/oz.

Despite higher than average rain fall over the recent months, Allied Gold continues to achieve targeted mining and processing volumes, and as at 24 February 2009 remains on track to achieve the projected production target of 20,000oz for the March 2009 quarter. Cash cost projections for the current quarter also remain in line with management's expectations, as reflected in the December 2008 activity report.

Exploration updates are scheduled to occur during the March 2009 quarter. The company expects to release its 31 December 2008 half year results no later than 13 March 2009.

The strengthening of the company's balance sheet by this capital raising combined with a more consistent production base and near term organic growth profile ideally positions the company to participate and grow through a variety of avenues within the global gold sector.

Sulphide Feasibility Study:

Allied Gold is pleased to announce the appointment of GR Engineering Services to undertake a feasibility study for the Simberi Sulphide Resource. Total Simberi sulphide resources currently stand at more than 1.8M oz (Inferred, Indicated and Measured).

The study will initially focus on developing high grade resources at Pigiput Ridge. These resources, currently estimated at approximately at 485,000oz Inferred sulphide resources and 294,000oz (Inferred and Indicated) oxide resources comprise the highest grade sulphide resources identified at the Project to date. Drilling is currently underway on this prospect with 2 drill rigs with the aim of further increasing this resource.

The aim of the study is to deliver sulphide production of around 100,000oz per annum. Pending a successful feasibility study outcome, Allied Gold aims to commence gold production from sulphide resource by December 2011.

Combining the existing Oxide production profile of 80,000oz – 100,000oz p.a. with the proposed Sulphide production profile would organically generate annual production of around 180,000oz – 200,000oz p.a.

Management believes that leveraging off its existing Simberi infrastructure, combined with its proven operational experience to date, significantly de-risks its expansion initiatives.

Board of Directors:

Mark Caruso

Executive Chairman & CEO

Tony Lowrie

Non Executive Director

Greg Steemson

Non Executive Director

Frank Terranova

Executive Director & CFO

Peter Torre

Company Secretary:

ASX Code: ALD

AIM Code: AGLD

Principal Office

34 Douglas Street

Milton, Queensland 4064

Telephone +61 7 3252 5911

Facsimile +61 7 3252 3552

Email info@alliedgold.com.au

Website: www.alliedgold.com.au

Postal Address

PO Box 2019, Milton 4064

Registered Office

Unit B9, 431 Roberts Road

Subiaco, WA 6008

Share Registry

Computershare Investor Services

Level 2,

Reserve Bank Building

45 St Georges Terrace

Perth, Western Australia

WA 6000

Competent Persons

The information in this Stock Exchange Announcement that relates to Mineral Resources, Project Financial modelling, Mining, Exploration and Metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr C.R. Hastings, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Hastings consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

The information in this Stock Exchange Announcement that relates to Mineral Resources has been compiled by Mr S Godfrey of Golder Associates who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Godfrey has had sufficient experience in Mineral Resource estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Godfrey consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

Forward-Looking Statements

This press release contains forward-looking statements concerning the projects owned by Allied Gold. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy

This communication is not a solicitation of a proxy from any security holder of Allied Gold, nor is this communication an offer to purchase or a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied Gold with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).

ALLIED GOLD LIMITED

Background

Allied Gold is a gold production company having commissioned its 100 percent owned Simberi Oxide Gold Project in February 2008. The project is situated on the northern most island of the Tabar Islands Group, located in the New Ireland Province of eastern Papua New Guinea some 60 kilometres north-west of the Lihir Gold Project, which hosts a plus 40 million ounce gold resource and is well placed in the Pacific Rim of Fire (one of the worlds proven and most prospective gold jurisdictions) see diagram.

Simberi currently hosts Measured Indicated and Inferred mineral resources of approximately 3.3 million ounces of gold. Allied Gold currently owns 100% of Simberi and 100% of the EL on the nearby Tatau and Big Tabar islands. During 2008 Allied entered into a $20 million farm-in to Allied Gold's exploration licence over Big Tabar and Tatau Island. Barrick will earn in 50% once it incurs A$8.0M and 70% once a total of $20.0M is incurred. Until these specific milestones are achieved, Allied Gold retains 100% of the EL on these islands.

Allied's strategy is to add to the gold inventory on Simberi Island by defining additional resources and conversion of these and known resources into reserves with a view to expanding annualised gold production from current levels of around 84,000 ounces.


ALLIED GOLD
LIHIR >40Moz
FRIEDA RIVER 9Moz
GRASBERG >52Moz
WILD DOG
PANGUNA 16Moz
OK TEDI 10Moz
PORGERA >22Moz
WAFI 5Moz
TOLUKUMA
MISIMA 5Moz
GOLD RIDGE >2Moz
VATUKOULA >8Moz
MT KASI
Major crustal structures
Major gold or copper-gold deposits (Pacific Rim)